3333 Susan Street	T (714) 662-5600	emulex.com
Costa Mesa, CA 92626	F (714)241-0792

May 5, 2014

VIA EDGAR

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Emulex Corporation
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed August 29, 2013
File No. 001-31353

Dear Mr. Gilmore:

On behalf of Emulex Corporation (the "Company" or "Emulex"), I am responding to your letter dated April 22, 2014 related to the above referenced annual report. Our responses are named and numbered to correspond with the names and numbers of the comments contained in your letter. For your convenience, we included a copy of the text of your comment above each of our responses.

Form 10-K for the Fiscal Year Ended June 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 48

1.	Comment: We note your response to our prior comment 4. As previously requested, please tell us the percentage in which the fair value of the networking reporting unit exceeded its carrying value.

Company Response: Our networking reporting unit's fair value estimate was $632 million, which exceeded its carrying value of $446 million by approximately 42%.

The Company acknowledges that (i) the Company is responsible for the adequacy of the disclosures in the referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (714) 885-3695 if you have any further comments or questions regarding this response.

Very truly yours,

Emulex Corporation

By:	/s/ Kyle B. Wescoat
Kyle B. Wescoat
Senior Vice President and Chief Financial Officer